

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Nathan Jorgensen
Chief Financial Officer
Vor Biopharma Inc.
100 Cambridgepark Drive
Suite 400
Cambridge, Massachusetts 02140

      Re: **Vor Biopharma Inc.**
                Registration Statement on Form S-1
                Exhibit Nos. 10.1, 10.2 and 10.3
                Filed: January 15, 2021
                File No.: 333-252175

Dear Mr. Jorgensen:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance